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                                   FORM 8-B

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



            REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS

                   Filed Pursuant to Section 12(b) or (g) of
                      the Securities Exchange Act of 1934

                      OBJECTIVE SYSTEMS INTEGRATORS, INC.
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             (Exact name of registrant as specified in its charter)


               DELAWARE                                 68-0239619
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


                100 Blue Ravine Road, Folsom, California  95630
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                (Address of principal executive offices)  (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


                                      NONE
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Securities to be registered pursuant to Section 12(g) of the Act:


                        COMMON STOCK ($0.001 PAR VALUE)
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                                (Title of class)
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Item 1.  General Information
         -------------------

         (a) The registrant, Objective Systems Integrators, Inc. (the "Company" or the "Registrant"), was incorporated in Delaware on October 9, 1996.

         (b)  The Company's fiscal year ends June 30.

Item 2.  Transaction of Succession
         -------------------------

         (a) The predecessor to the Company was Objective Systems Integrators, Inc., a California corporation ("OSI California"). OSI California had Common Stock registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act").

         (b) On January 28, 1997, OSI California merged into the Company to effect a reincorporation into Delaware. Pursuant to the Agreement and Plan of Merger of Objective Systems Integrators, Inc., a Delaware corporation, and Objective Systems Integrators, Inc., a California corporation, each share of OSI California's Common Stock, no par value, was automatically converted into one share of the Company's Common Stock, $0.001 par value, on the effective date of the merger. Each stock certificate representing issued and outstanding shares of OSI California's Common Stock, from the date of the merger, represents the same number of shares of the Company's Common Stock.

Item 3.  Securities to be Registered
         ---------------------------

         The Company currently has 100,000,000 shares of authorized Common Stock, of which 32,308,059 shares had been issued as of January 15, 1997. None of such issued shares were held in treasury as of January 28, 1997.

Item 4.  Description of Registrant's Securities to be Registered
         -------------------------------------------------------

         The Company's security to be registered hereunder is its Common Stock. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities.

         There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

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          Pursuant to the Company's Certificate of Incorporation, the Board of
Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences and rights (including, without limitation, dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences) and the qualifications, limitations or restrictions thereof, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock. At present, there are no shares of Preferred Stock outstanding.

          Section 203 of the Delaware General Corporation Law, from which the Company has not opted out in its Certificate of Incorporation, restricts certain "business combinations" with "interested stockholders" for three years following the date that a person or entity becomes an interested stockholder, unless the Board of Directors approves the business combination and/or certain other requirements are met.


Item 5.   Financial Statements and Exhibits
          ---------------------------------

          (a)  Financial Statements
               --------------------

               Not applicable. The capital structure and balance sheet of the Company immediately after the merger were substantially the same as those of OSI California.

          (b)  Exhibits
               --------

               (i) Proxy Statement or Prospectus. Not applicable. The capital structure and balance sheet of the Company immediately after the merger were substantially the same as those of OSI California.

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         (ii) Other Exhibits.

              2.1             Agreement and Plan of Merger.

              3.1             Certificate of Incorporation.

              3.2             Bylaws of Registrant.

              4.1 Fourth Article of the Certificate of Incorporation (See Exhibit 3.1).

             10.1/(1)/        OSI California's Stock Option Plan, as amended and
                              form of agreements thereto.

             10.2/(1,3)/      OSI California's 1994 Stock Option Plan and form
                              of agreements thereto.

             10.3/(1)/        OSI California's 1995 Employee Stock Purchase Plan
                              and form of agreements thereto.

             10.4/(1)/        OSI California's 1995 Director Stock Option Plan
                              and form of agreement thereto.

             10.5/(1)/        Form of Indemnification Agreement executed by OSI
                              California and each of its officers and directors

             10.6/(1)/        Letter Agreement between OSI California and Wells
                              Fargo Bank dated December 9, 1994

             10.6.2/(1)/      Revolving Line of Credit executed by OSI
                              California on behalf of Wells Fargo Bank.

             10.7/(1)/        Sprint Network Management Systems Agreement
                              between OSI California and Sprint/United
                              Management Company dated October 18, 1994.

             10.8/(1)/        Standard Office Lease-Gross between OSI California
                              and PIWI Investments dated February 14, 1994.

             10.9.1/(1)/      Letter of Intent between OSI California and McLaw
                              Cellular Communications, Inc., dated September 1,
                              1994.

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             10.9.2/(1*)/     Letter Agreement between OSI California and AT&T
                              Wireless Services, Inc., dated as of September 15, 1994.

             10.10/(1*)/      Stockholder Rights Agreement among OSI California,
                              Tom L. Johnson and Dick G. Vento and the purchasers of Preferred Stock named therein dated
                              September 27, 1995.

             10.11/(1)/       Voting Agreement by and among OSI California, Tom
                              L. Johnson, Dick G. Vento and the purchasers of
                              Preferred Stock named therein dated September 27,
                              1995.

             10.12/(1)/       Letter Agreement between OSI California and Joseph
                              T. Ambrozy dated as of November 24, 1995.

             10.13/(2)/       Master License Agreement dated December 31, 1995
                              between OSI California and AT&T Wireless Services,
                              Inc.

             10.14 Form of Indemnification Agreement executed by Registrant and each of its officers and directors.


____________________________

    /(*)/ Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

    /(1)/  Incorporated by reference to the exhibits filed with OSI California's
     Registration Statement on Form S-1 (Reg. No. 33-97506) as declared effective by the Commission on November 30, 1995.

    /(2)/  Incorporated by reference to exhibits filed with OSI California's
     Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1995.

    /(3)/  Incorporated by reference to exhibits filed with OSI California's
     Registration Statement on Form (S-8) (Reg.No. 333-18189 as declared effective by the Commission on December 19, 1996.



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                                   SIGNATURE


    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                   OBJECTIVE SYSTEMS INTEGRATORS, INC.


Date: January 31, 1997             By: /s/ Philip N. Cardman
                                           ----------------------------------
                                           Philip N. Cardman
                                           Vice President, General Counsel
                                           and Corporate Secretary

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                           LIST OF ATTACHED EXHIBITS


2.1   Agreement and Plan of Merger

3.1   Certificate of Incorporation

3.2   Bylaws of Registrant

4.1   Fourth Article of the Certificate of
      Incorporation (See Exhibit 3.1)

10.14 Form of Indemnification Agreement Executed by Registrant and each of its officers and directors

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